Exhibit 99.1

Bright Scholar Announces Results of Extraordinary General Meeting

FOSHAN, February 10, 2023 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it held an extraordinary general meeting of shareholders on February 10, 2023. At the meeting, the shareholders resolved by ordinary resolutions to (1) remove Mr. Junli He as a director of the Company, (2) remove Mr. Peter Andrew Schloss as a director of the Company and as a member of each of the audit committee, the compensation committee and the nominating and corporate governance committee of the board of directors of the Company (the “Board”), and (3) remove Mr. Ronald J. Packard as a director of the Company and as a member of the audit committee of the Board, in each case effective on February 10, 2023. In connection with the change to the composition of the Board, Mr. Junli He’s employment with the Company was terminated on January 10, 2023.

The Company is actively seeking new member(s) to join the Board.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507